[FINPRO LETTERHEAD LOGO]                  26 Church Street o P.O. Box 343
                                          Liberty Corner, NJ  07938
                                          (908) 604-9336 o (908) 604-5951 (FAX)
                                          finpro@cybernex.net o www.finpronj.com

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August 21, 1998



Board of Directors
Community Savings Bankshares, Inc.
660 U.S. Highway 1
North Palm Beach, Florida  33408

Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Agreement and Plan of Reorganization (the "Plan") adopted by the Board of Directors of Community Savings, F.A. (the "Association"), Community Savings Bankshares, Inc. (the "Mid-Tier Holding Company"), and ComFed, M.H.C. (the "MHC") whereby the Association, the Mid-Tier Holding Company and the MHC will reorganize into the stock holding company structure form of organization, and issue shares of Common Stock of a newly formed Delaware - chartered holding company, Community Savings Bankshares, Inc. (the "Company") in a Subscription Offering, Eligible Public Shareholders Offering and a Community Offering.

We understood that in accordance with the Plan, Subscription Rights to purchase shares of the Company's Common Stock are to be issued to (i) Eligible Account Holders; (ii) the ESOP; (iii) Supplemental Eligible Account Holders; (iv) Other Members; and (v) directors, officers and employees of the Association, collectively referred to as the "Recipients". Based solely on our observation that the Subscription Rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Eligible Public Shareholders and Community Offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the opinion that:

(1)  the Subscription Rights will have no ascertainable market value; and

(2) the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                   Very Truly Yours,
                                   FinPro, Inc.



                                   /s/ DONALD J. MUSSO
                                   -------------------------
                                       Donald J. Musso
                                       President